November 27, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Karen Rossotto and Jason Fox

Re:                             First Eagle Credit Opportunities Fund

Pre-Effective Amendment No. 2 on Form N-2, File No. 333-239995

Dear Ms. Rossotto and Mr. Fox:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, First Eagle Credit Opportunities Fund hereby respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 2 the above captioned Amended Form N-2 (the “Registration Statement”) so that it will become effective at 4:30 p.m., Eastern Time, on November 30, 2020 or as soon as practicable thereafter.

Very truly yours,

First Eagle Credit Opportunities Fund

By:	/s/ Sheelyn Michael
Name:	Sheelyn Michael
Title:	Secretary and Deputy General Counsel